ARC Realty Finance Trust, Inc.

405 Park Avenue, 15th Floor

New York, NY 10022

February 11, 2013

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission

100 ‘F’ Street, NE

Mail Stop 3010

Washington, D.C. 20549-6010

Re:	ARC Realty Finance Trust, Inc.
Request for Acceleration
File No. 333-186111

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, ARC Realty Finance Trust, Inc. (the “Company”) hereby requests the Securities and Exchange Commission (the “Commission”) accelerate the effective date of its Registration Statement on Form S-11 (File No. 333-186111) and declare the Registration Statement, as then amended, effective as of 5:00 p.m., Washington, D.C. time, on February 12, 2013 or as soon thereafter as practicable. The Company also requests the Commission to specifically confirm such effective date and time to the Company in writing.

In connection with this request for acceleration of effectiveness, the Company acknowledges that: (1) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (3) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please do not hesitate to call me at (212) 415-6500.

Sincerely,

/s/ Nicholas S. Schorsch

Nicholas S. Schorsch

Chief Executive Officer and Chairman

cc:	Mr. Michael McTiernan
Ms. Rosemarie A. Thurston
Ms. Lesley H. Solomon